PARETO SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50796

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/2020_____ AND ENDING _____12/31/2020_____
            MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PARETO SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 52ND STREET, 29TH FLOOR
                    (No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTONELLA SPAVENTA   (212) 829-4200
                                                (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RGNC&S Certified Public Accountants, PLLC
                    (Name — if individual, state last, first, middle name)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ANTONELLA SPAVENTA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARETO SECURITIES INC., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & Title CCO

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Pareto Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pareto Securities, Inc. (the "Company") as of December 31, 2020, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Pareto Securities, Inc. as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016

Woodbury, New York
February 26, 2021

PARETO SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	8,029,933
Due from brokers		408,139
Fails to deliver		249,437
Receivable from affiliates		414,133
Furniture, equipment and improvements, (net of accumulated depreciation and amortization of $1,414,574)		76,536
Prepaid taxes		4,355
Deferred tax asset		1,008,022
Security deposits		354,435
Operating lease right of use assets		1,850,475
Finance lease right of use assets		24,739
Other assets		783,333
TOTAL ASSETS	$	13,203,537

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities:		
Payable to customers	$	249,437
Accounts payable and other liabilities		3,277,516
Payable to affiliates		-
Operating lease liabilities		1,976,540
Finance lease liabilities		24,739
TOTAL LIABILITIES		5,528,232
Liabilities subordinated to claims of general creditors		3,918,000
Stockholder's Equity:		
Common stock, par value $1 per share; 500,000 shares authorized; 360,000 shares issued and outstanding		360,000
Additional paid-in capital		4,044,054
Accumulated earnings/(deficit)		(646,749)
TOTAL STOCKHOLDER’S EQUITY		3,757,305
TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$	13,203,537

The accompanying notes are an integral part of these financial statements.

NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Pareto Securities Inc. (F/K/A Nordic Partners, Inc.) (the "Company") was incorporated in October 1997. On June 12, 2009, Pareto Securities AS (the "Stockholder") acquired all the shares of common stock in Nordic Partners, Inc. and changed the Company's name to Pareto Securities, Inc. The Company was registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") in November 1998 and operates as a broker/dealer registered with the Securities and Exchange Commission (the "SEC").

The business of the Company consists of the purchase and sale of publicly and privately traded Swedish, Finnish, and Norwegian corporate equity and debt securities for U.S. institutional customers. The Company has SEC Rule 15a-6 business agreements in place with Pareto Securities AS in Oslo, Norway, Pareto Securities AB, Stockholm Sweden, Pareto Securities Ltd, London and Pareto Securities Pte Ltd, Singapore. They are unregistered foreign broker-dealers who are not members of SIPC.

The Company has clearing agreements with all its clearing agents. Domestic security transactions are cleared and carried through a U.S. clearing agent on a fully-disclosed basis. The U.S. clearing agent also performs record keeping functions and consequently, the Company operates under the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3. The Company clears all foreign security transactions through its foreign clearing agents on an RVP/DVP basis. The Company does not hold customer funds or securities.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Fee income

Fee income consists of consulting services and private placement fee income. Fee income and expenses are recorded on the accrual basis of accounting and recognized when the performance obligations have been satisfied. Income from private placement fees originates from transactions whereby the Company acts as a placement agent and is recognized on the closing date under the terms of the relevant agreement when the underlying transaction is completed.

NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Advisory income
Income from advisory fees includes success fees as well as retainers and client service fees earned for advising on transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. In certain instances, advisory fees are recognized over time when certain performance obligations are simultaneously provided by the Company and consumed by the customer based on the terms of the contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue.

Furniture, equipment, and improvements
Furniture, equipment, and improvements are stated at cost. Depreciation provided on a straight-line basis over estimated useful lives of three to fifteen years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the lease.

Cash and cash equivalents
The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income taxes
The Company accounts for income taxes pursuant to the asset and liability method, which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax basis of assets and liabilities, that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period in deferred tax assets and liabilities. The Company has determined that there are no uncertain tax positions which require adjustments or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2016, 2017 and 2018.

Fair value measurement
FASB ASC 820, Fair Value Measurement has no material effect on these financial statements.

NOTE 2   RELATED PARTY TRANSACTIONS

The Company enters into transactions with its Stockholder and its stockholder's subsidiaries in the normal course of business. Included in the financial statements is the following transaction with the Stockholder as of and for the year ended December 31, 2020:

Subordinated loans (Note 4)	$ 3,918,000
Commissions	$ 4,103,433
Clearing and settlement fees	$ 860,614
Interest expense	$ 195,900

The Company bears foreign currency risk on fee income derived from the Stockholder and the stockholder's subsidiaries.

NOTE 3   401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan"), with a 100% employer match, covering all eligible employees, as defined.

NOTE 4   LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2020, the Company has subordinated loans with its Stockholder as follows:

Amount	Interest Rate	Date of Original Subordination Agreement	Date Due
$ 850,000	5%	November 24, 1998	December 31, 2022
850,000	5%	November 24, 1998	December 31, 2022
850,000	5%	December 31, 1998	December 31, 2022
800,000	5%	August 28, 2001	December 31, 2022
568,000	5%	November 1, 2004	December 31, 2022
$ 3,918,000			

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule (see Note 5). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2020, the Company has net capital of $5,032,083, which was $4,782,083 in excess of its required net capital of $250,000.

NOTE 6   LEASE COMMITMENTS

The Company have several obligations as a lessee for office space, and equipment with initial non-cancellable terms in excess of one year. The Company classified all its office space leases as operating, and equipment lease as financing leases respectively. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. As of December 31, the Company is not reasonably certain it will be exercising any available options to renew any of its operating or financing lease agreements.

The Company is leasing premises at 150 East 52nd Street in New York City under an operating lease agreement that expires on August 31, 2026. The lease is subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses.

On April 7, 2015 the Company entered into a lease agreement for 8 Greenway Plaza, Suite 818, Houston, Texas with the lease commencing on April 6, 2015, expiring June 30, 2021.

On October 30, 2019 the Company entered into a month to month lease agreement for 620 Newport Center Drive, Suite 22, Newport Beach, California with the lease commencing on January 1, 2020.

NOTE 6   LEASE COMMITMENTS (continued)

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2020 are as follows:

Year Ending December 31	150 E 52nd St. New York, NY	Eight Greenway Plaza Houston, TX	Total
2021	384,540	15,796	400,336
2022	393,965		393,965
2023	412,815		412,815
2024	412,815		412,815
2025	412,815		412,815
2026	275,210		275,210
Less Imputed Interest	(331,164)	(252)	(331,416)
Lease Liability	$ 1,960,996	$ 15,544	$ 1,976,540

Maturities of lease liabilities under finance lease as of December 31, 2020 are as follows:

Year Ending December 31	Konica Equipment
2021	25,070
Less Imputed Interest	(331)
Lease Liability	$ 24,739

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2020 or during the year then ended.

NOTE 7   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities activities involve the execution, clearance, and settlement of various transactions with its clearing brokers (the principal clearing broker is the Stockholder). These securities activities are transacted on a delivery or receipt versus payment basis and the Company reports such transactions on a trade date basis. The Company is exposed to risk of loss on these securities transactions in the event the counter-party fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counter-party's obligations. All transactions that were carried out before December 31, 2020 pending settlement subsequently settled at transacted amounts.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.

NOTE 8   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2020 or during the year then ended, except as described in Note 7 above.

NOTE 9   SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.